GENZYME CORPORATION

500 Kendall Street

Cambridge, MA 02142

(617) 252-7500

September 21, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Rose Zukin

Re:                               Genzyme Corporation

Registration Statement on Form S-4

File No. 333-169257

Filed on September 7, 2010

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Genzyme Corporation (the “Company”) hereby requests that the effective date for the Registration Statement referred to above, as amended (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time on September 22, 2010 or as soon as practicable thereafter.

The Company acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities specified in the Registration Statement.  In addition, in connection with the Company’s request for acceleration, the Company acknowledges the position of the staff of the Securities and Exchange Commission (the “Commission”) that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Andrew Sung at Ropes & Gray LLP at 617-951-7961 as soon as the Registration Statement has been declared effective.

Very truly yours,

GENZYME CORPORATION

By:	/s/ Thomas J. DesRosier
Name:	Thomas J. DesRosier
Title:	Senior Vice President, General Counsel and Chief Legal Officer